Amended and Restated Strategy Guide No. 1 to Registration Statement 333-155535 Filed Pursuant to Rule 433 Dated December 10, 2008

IMPORTANT INFORMATION

JPMorgan Chase & Co. (“JPMorgan”) has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for any offerings to which these materials relate. Before you invest in any offering of securities by JPMorgan, you should read the prospectus in that registration statement, the prospectus supplement, as well as the particular product supplement, terms supplement and any other documents that JPMorgan will file with the SEC relating to such offering for more complete information about JPMorgan and the offering of any securities. You may get these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, JPMorgan, any agent or any dealer participating in the particular offering will arrange to send you the prospectus and the prospectus supplement, as well as any product supplement and terms supplement, if you so request by calling toll-free 866-535-9248.

The information contained in this strategy guide is as of the date specified above, and neither JPMorgan nor any of its affiliates or subsidiaries or their respective directors, officers, employees, representatives, delegates or agents (each a “Relevant Person”) is under any obligation to update such information. This strategy guide has been prepared by the Commodities Investment Group (“CIG”) and is not a product of JPMorgan’s research departments. Opinions expressed herein may differ from the opinions expressed by other areas of JPMorgan, including its research departments.

None of the Relevant Persons makes any representation or warranty, whatsoever, express or implied, as to the results that may be obtained through an investment linked to the JPMorgan Optimax Market-Neutral Index or the JPMorgan Optimax Plus Index (individually, each an “Index” and together, the “Indices” or the “JPMorgan Optimax Indices”). Each Relevant Person hereby expressly disclaims all warranties of accuracy, completeness, merchantability, or fitness for a particular purpose with respect to any information contained in this strategy guide and no Relevant Person shall have any liability (direct or indirect, punitive consequential or otherwise) to any person even if notified of the possibility of any such damages. During the course of their normal business, any Relevant Person may enter into or promote, offer or sell financial instruments or investments (structured or otherwise) linked to the Indices, commodities generally or the commodity indices referenced in the Indices. In addition, any Relevant Person may have, or may have had, interested or positions, or may buy, sell or otherwise trade positions in or relating to the Indices, commodities generally or commodity indices referenced therein, or related derivatives, or may invest or engage in transactions with other persons, or on behalf of such persons relating to these items. Such activity may have an adverse impact on the liquidity of the commodity markets and on the spot prices, forward rates, futures prices and index values referenced by the Indices. In some cases, these activities and transactions may have an adverse affect on the performance of the Indices. None of the Relevant Persons have any duty to consider the circumstances of any person when participating in such transactions or to conduct themselves in a manner that is favorable to anyone with exposure to the Indices.

This strategy guide is not intended to provide the full details of the Indices and should be regarded as illustrative only. Persons interested in the Indices should refer to The JPMorgan Optimax—Index Rules, dated June 27, 2008 and as amended on December 2, 2008 (the “Index Rules”) for a complete description of the Indices’ rules and operating methodologies. This strategy guide is not intended as a recommendation, offer or solicitation for (i) the purchase or sales of any security or financial instrument or (ii) participation in any transaction. This strategy guide should not be used to evaluate the advantages and disadvantages of any security or financial instrument linked to the Indices or otherwise participating in any transaction referencing the Indices. Such evaluation should be made solely on the basis of the information contained in the relevant terms supplement and product supplement (the “Offering Documents”) when available. Those Offering Documents will contains the terms of any security and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials, including this strategy guide. All persons should conduct their own investigations and consult with their own professional advisors when evaluating this strategy guide without reliance on any Relevant Person. None of the Relevant Persons is a fiduciary or advisor to any person interested in obtaining exposure to the Indices.

Each Index represents a synthetic portfolio of various sub-indices, with each sub-index providing exposure to exchange traded futures contracts related to a specific commodity. There is no actual portfolio of assets to which any person is entitled or in which any person has an ownership interest. The Indices merely identify certain hypothetical trading positions, the performance of which will be used as a reference point for the purposes of calculating the performance of the Indices.

Any “back-testing” information provided herein is illustrative only and derived from proprietary models based on certain data (which may not correspond with the data that a third party would use to back-test the Indices) and on certain assumptions and estimates (not all of which may be specified herein and which are subject to change without notice). The results obtained from different models, assumptions, estimates and/or data may be materially different from the results presented herein, and such “back-testing” information should not be considered indicative of the actual results that might be obtained from an investment or participation in a financial instrument or transaction referencing the Indices described herein. The hypothetical historical levels presented herein have not been verified by an independent third party, and such hypothetical historical levels have inherent limitations. Past hypothetical performance results are neither indicative of nor a guarantee of future returns. Actual results will vary, potentially materially, from the hypothetical levels provided herein. The Relevant Persons expressly disclaim any responsibility for (i) the accuracy or completeness of the models, assumptions, estimates and data used in deriving the “back-testing” information, (ii) any errors or omissions in computing or disseminating the “back-testing” information, and (iii) any uses to which the “back-testing” information may be put by any recipient of such information.

Any historical composite performance records included in this strategy guide are hypothetical and it should be noted that the constituents have not traded together in the manner shown in the composite historical replication of the Indices. No representation is being made that the Indices will achieve a composite performance record similar to that shown. In fact, there are frequently sharp differences between a hypothetical historical composite performance record and the actual record of the combination of those underlying elements subsequently achieved.

Standard & Poor’s Disclaimer

JPMorgan Optimax Indices are not sponsored, endorsed, sold or promoted by Standard & Poor’s, a division of the McGraw-Hill Companies, Inc. Standard & Poor’s makes no representation or warranty, express or implied, of the ability of the Standard & Poor’s Goldman Sachs Commodity Index Excess Return (the “S&P GSCI™”) or any component sub-index to track general commodity market performance or any segment thereof respectively. Standard & Poor’s’ only relationship to JPMorgan (in such capacity, the “Licensee) is the licensing of the S&P GSCI™ and any component sub-indices, all of which are determined, composed and calculated by Standard & Poor’s without regard to the Licensee or the Indices. Standard & Poor’s has no obligation to take the needs of the Licensee or the Indices into consideration in determining, composing or calculating the S&P GSCI™ or any component sub-index. The S&P GSCI™ and the component sub-indices thereof are not owned, endorsed, or approved by or associated with Goldman Sachs & Co. or its affiliated companies.

STANDARD AND POOR’S DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE S&P GSCI™ OR ANY COMPONENT SUB-INDEX THEREOF OR ANY DATA INCLUDED THEREIN. STANDARD AND POOR’S SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTION THEREIN. STANDARD AND POOR’S MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY LICENSEE OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE S&P GSCI™ OR ANY COMPONENT SUB-INDEX THEREOF OR ANY DATA INCLUDED THEREIN IN CONNECTION WITH THE RIGHTS LICENSED TO LICENSEE. STANDARD AND POOR’S MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND HEREBY EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE S&P GSCI™ OR ANY COMPONENT SUB-INDEX THEREOF OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL STANDARD AND POOR’S HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

JPMorgan Optimax Indices Disclaimer

Neither J.P. Morgan Securities Ltd. (“JPMSL” and in its capacity as calculation agent for the Indices, the “Optimax Calculation Agent”) nor any of its Relevant Persons make any representation or warranty, whatsoever, express or implied, as to the results that may be obtained through the use of this strategy guide or the Indices. Each Relevant Person hereby expressly disclaims all warranties of accuracy, completeness, merchantability, or fitness for a particular purpose with respect to any information contained in this strategy guide and no Relevant Person shall have any liability (direct or indirect, special, punitive consequential or otherwise) to any person even if notified of the possibility of any such damages.

The Optimax Calculation Agent is under no obligation to continue the calculation, publication and dissemination of the Indices.

No one may reproduce or disseminate the information contained in this strategy guide or the Optimax Strategy Guide without the prior written consent of the Optimax Calculation Agent. This strategy guide is not intended for distribution to, or use by any person in, a jurisdiction where such distribution is prohibited by law or regulation.

This strategy guide should be read in association with the Index Rules, which were filed with the SEC and are available at http://sec.gov/Archives/edgar/data/19617/000089109208005922/e33843_fwp.pdf

Copyright 2008 JPMorgan Chase & Co. All Rights reserved. Additional information is available upon request.

OVERVIEW

The JPMorgan Optimax Market-Neutral Index (the “Optimax Market-Neutral Index”) and the JPMorgan Optimax Plus Index (the “Optimax Plus Index” and together with the Optimax Market-Neutral Index, the “Indices” or the “JPMorgan Optimax Indices”) are JPMorgan commodity strategies that seek to generate consistent returns through a selection of commodity-linked component sub-indices (the “Constituents”) based on modern portfolio theory and momentum theory. Each Constituent is a sub-index of the Standard & Poor’s GSCI™ Excess Return Commodity Index (the “S&P GSCI™”), with each such sub-index itself comprised of exchange-traded commodity futures contracts.

Key features of the Indices include:

  synthetic investment in up to 18 of the 24 sub-indices constituting the S&P GSCI™;1 dynamic long-short exposure to commodities through a synthetic portfolio that is rebalanced monthly pursuant to a non-discretionary, rules-based methodology;

  algorithmic portfolio construction intended to address the cyclical nature of commodities markets; and

  levels published on Bloomberg under the tickers CMDTOMER and CMDTOPER for Optimax Market-Neutral Index and Optimax Plus Index, respectively.

The following graph sets forth the performance of the Indices based on the hypothetical back-tested daily closing values of each Index from January 1, 1991 through May 5, 20082 and the historical performance of each Index from May 6, 2008 (the date of the inception of the Indices) through November 30, 2008. The Optimax Market-Neutral Index and the Optimax Plus Index had annualized excess returns of 4.85% and 14.16%, respectively, over this period (aggregating the back-tested and historical data), with each such index outperforming the S&P GSCI™ and the Dow Jones-AIG Commodity IndexSM.3

1 The JPMorgan Optimax Indices are not representative of a pure commodities allocation and are not designed to replicate or track commodities markets, the S&P GSCI™ or any or all of the sub-indices of the S&P GSCI™. The Indices each seek to replicate a synthetic portfolio that references certain S&P GSCI™ sub-indices, but their performances will not reflect the underlying performance of the commodities markets as a whole. See “Risk Factors—The JPMorgan Optimax Indices are not representative of a pure commodities allocation and are not designed to replicate or track commodities markets, the S&P GSCI™ or any or all of the sub-indices of the S&P GSCI™.”

2 The Indices have been calculated on a “live” basis since May 6, 2008. However, the rules that govern the Indices were not formalized until June 27, 2008 (such rules, the “Index Rules”). For the period from and including May 6, 2008 to, but excluding, June 27, 2008, the Indices were calculated using formulas that were substantially similar to the formulas set forth in the Index Rules.

3 For each Index, the excess return measures the return from a hypothetical investment in the relevant commodity futures contracts underlying the Constituents of such Index, taking into account any discounts or premiums received by “rolling” the hypothetical positions in the Constituents on each monthly rebalancing. See “Risk Factors—Higher or lower future prices of the commodity futures contracts underlying the Constituents, relative to their current prices, may affect the value of the Indices.”

Source: JPMorgan. The hypothetical and historical performance of each Index is net of the replication adjustment factor of 0.96% per annum.

Because neither Index existed before May 6, 2008, all retrospective levels provided above are simulated and must be considered illustrative only. The simulated data was constructed using certain procedures that may vary from the procedures used to calculate the Indices on a going forward basis, and on the basis of certain assumptions that may not hold during future periods. Although these procedures and assumptions are considered reasonable or necessary, the variations used in producing simulated historical data from those used to calculate the Indices going forward could produce variations in returns of indeterminate direction and amount. Past hypothetical performance results are neither an indicative of nor a guarantee of future returns. Actual results will vary, potentially materially, from the hypothetical historical performance provided herein.

“Annualized Return” is calculated arithmetically and was not calculated on a compound basis.

“Annualized Volatility” means the standard deviation of each Index’s arithmetic monthly returns for a one year period based on the period from January 31, 1990 through November 30, 2008.

“Sharpe Ratio” is a fraction, the numerator of which is the Annualized Return and the denominator of which is Annualized Volatility. Sharpe Ratios are used to measures a strategy’s degree of risk (as measured by its annualized volatility) against its potential reward (as measured by its annualized return).

“S&P GSCI™” refers to S&P Goldman Sachs Excess Return Commodity Index™.

STRATEGY DESCRIPTION

The Indices employ a commodities allocation strategy that is based on modern portfolio theory and momentum theory. Each month, the Optimax Calculation Agent will rebalance each Index to take synthetic long and short positions in the Constituents based on mathematical rules that account for the following variables:

  the returns of each Constituent over the preceding twelve months, which are used to determine the estimated return of each Constituent in the following month (after accounting for any effects of seasonality);

  the covariance between the Constituents, which is a measure of the degree to which two Constituents change relative to each other;

  the volatility of the Constituents over the preceding three months and the preceding twelve months; and

  constraints applicable to the weights of the Constituents of each Index.

The Optimax Market-Neutral Index and the Optimax Plus Index utilize similar algorithms to determine the various long and short positions that each will take in the Constituents. However, the weights for each Constituent will also be adjusted to comply with certain allocation constraints and volatility caps that differ for each of the Indices. For example, whereas the Optimax Market-Neutral Index is rebalanced monthly in a manner that resets the sum of the weights of each Constituent to zero, the rules of the Optimax Plus Index provide only that the sum of the weights of the Constituents must be between -100% and 100%, which allows the Optimax Plus Index to utilize leverage. In addition, the sector diversification constraint that applies to the Optimax Market-Neutral Index is not applied to the Optimax Plus Index and the Optimax Plus Index has higher short-term and long-term volatility caps than the Optimax Market Neutral Index. As a result of these differences, and other distinctions between the constraints applied to each of the Indices, the Optimax Plus Index will likely exhibit more volatility than the Optimax Market-Neutral Index. For more information on the constraints on each of the Indices, see “What are the Constraints on the Indices?”

After accounting for these variables, the volatility caps and the allocation constraints, the Indices will generally take long synthetic positions in the Constituents with positive estimated future returns and short synthetic positions in the Constituents with negative estimated future returns (although in certain circumstances, the Indices might take short synthetic positions in Constituents with negative estimated future returns or long synthetic positions in Constituents with negative estimated future returns). The Optimax Calculation Agent will publish the index values for each Index on Bloomberg, subject to the occurrence of a market disruption event or in the case of the occurrence of certain limitations or suspensions of the trading of options or futures contracts on commodities related to the Constituents. You can find the current index values for each Index on Bloomberg at:

    for the Optimax Market-Neutral Index, ticker: CMDTOMER; and

    for Optimax Plus, ticker: CMDTOPER.

What is momentum theory?

The Indices aim to profit from the momentum theory applied to commodities. Momentum is the tendency for commodity futures contracts that have exhibited positive returns in the recent past to continue to exhibit positive returns and for commodity futures contracts that have exhibited negative returns in the recent past to continue to exhibit negative returns. There is no guarantee that commodity futures contracts with positive past returns will continue to have positive returns in the future or that commodity futures contracts with negative past returns will continue to have negative returns in the future.

The Indices take both long and short positions in the Constituents with the aim of generating positive returns at the Index level, while satisfying allocation and volatility constraints set forth in the Index Rules.

What is modern portfolio theory?

The modern portfolio theory is a theory of asset allocation that illustrates how a rational investor, investing in a universe of different assets (each with its own “expected return” and “risk”), can create a theoretical portfolio with the highest expected return for any given level of risk. By analyzing the relationships between the assets contained within the portfolio and looking at the overall risk-return profile of that portfolio, an investor can obtain an “efficient” portfolio (i.e., a portfolio with the highest expected return for a given level of risk). The application of modern portfolio theory in portfolio construction can theoretically allow for higher returns and/or lower risk than would be possible by designing a portfolio solely by selecting specific assets on the basis of their individual risks and returns.

For example, assume a portfolio consisting of a single “risk-free” asset that provides a certain “risk-free” return. If one were to add risky assets to that portfolio, the expected return will increase (along with the risk), as illustrated in the diagram below. By adjusting the weightings of the portfolio assets, one can construct a number of different portfolios with varying expected returns for any given risk level. The “efficient frontier” shown in the diagram demonstrates the highest level of expected return that can be obtained for a given level of risk.

There is no guarantee that the application of the modern portfolio theory will maximize future returns or decrease the risks involved in an investment linked to the Indices. In addition, modern portfolio theory does not account for skew, which is the asymmetry of distributions, and kurtosis, which is the thickness of so-called “fat tails,” each of which might affect the risk and return of a given portfolio. Modern portfolio theory also assumes that the riskiness of an asset in the future can be measured by its historical volatility.

How do the Indices incorporate modern portfolio theory and momentum theory?

The Optimax Market-Neutral Index and the Optimax Plus Index are rebalanced every month on the 17th and the 18th Dealing Day of each month, respectively, unless a market disruption event has occurred and is continuing. The rebalancing is designed to maximize the estimated return for the synthetic portfolio over the next month without exceeding a given risk threshold (determined by reference to the historical volatility of that hypothetical portfolio). On the observation date for the monthly rebalancing for each Index, which is the sixteenth Dealing Day of each month, the weighting algorithm implements a series of successive steps detailed below.

First, the algorithm determines the predictive weights for each Constituent based on its momentum over the prior twelve month period. In the case of certain Constituents considered “seasonal” (specifically the S&P GSCI™ sub-indices comprised of commodity futures contracts for corn, soybeans, wheat, coffee, sugar, gas oil, heating oil, gasoline and natural gas), certain months may be given added or lesser weight, depending on whether they are deemed more or less “seasonally” relevant to the performance of such Constituent in the coming month. In addition, the algorithm will determine the covariance for each pair of Constituents by reference to the daily returns of such Constituents over a period of approximately three months preceding the relevant rebalancing observation date.

Subject to the constraints that apply to each Index that are described in more detail in “What are the Constraints on the Indices?” below, the algorithm then determines the efficient weight for each Constituent to arrive at the synthetic portfolio that theoretically offers the highest expected return for a given assumed level of risk. Such efficient weights are determined through an iterative process in which the weight of one Constituent is increased and one Constituent is decreased by the same amount (in the case of the Optimax Market-Neutral Index) or the weight of one Constituent is either increased or decreased (in the case of the Optimax Plus Index) in order to determine whether the expected return of the notional portfolio can be increased without violating the short-term volatility cap or other constraints applicable to each Index. The covariance of each pair of Constituents is one of the primary inputs into this calculation.

The algorithm will begin modifying the weights of each Constituent in a manner that provides the greatest marginal benefit to the portfolio’s expected return, and will continue with such modifications until the expected return of the portfolio cannot be increased further without violating the applicable short-term volatility constraint or another applicable constraint. Once the algorithm has determined the efficient weights, such weights will be reduced, if and only to the extent necessary, in order to comply with the applicable long-term volatility cap. Finally, the algorithm will round the weight of each Constituent.

For each Index, a “Dealing Day” means each day (other than a Saturday or a Sunday) (i) on which commercial banks in both New York and London are open generally for business (including for dealings in foreign exchange and foreign currency deposits), and (ii) which is a Scheduled Trading Day for all the Constituents of such Index. In respect of each Constituent, a “Scheduled Trading Day” means a day on which the level of such Constituent is scheduled to be published and the principal exchange for futures and options contracts on such Constituent is scheduled to be open for trading for its regular trading session.

For each Index, the replication adjustment factor, a fee assessed at an annual rate of 0.96% of the aggregate values of its Constituents, is notionally deducted in arrears on an actual/360 basis from the level of such Index on each day on which the value of such Index is published.

There is no guarantee that modern portfolio theory combined with momentum investing will generate positive returns for either Index or that other theories applied to the same list of Constituents would not produce a better result at the index level.

What are the constraints on the Indices?

As discussed above in “Strategy Description,” the specific constraints applicable for each of the Indices differ in certain respects. As a result of these differences, the Optimax Plus Index will likely exhibit more volatility than the Optimax Market-Neutral Index. Note that the applicable constraints are applied only upon the monthly rebalancing of each Index, and thus the weights of the Constituents are likely to shift, during the periods between monthly rebalancings, to values that would not be permissible under the constraints applicable to such Index on the rebalancing date. As discussed above in “Strategy Description,” the covariance between the Constituents is also used to determine the weights for the Constituents.

The following table sets forth the applicable constraints, a brief description of the constraint and the numerical value applied to that constraint for each Index:

Type of Constraint	Description	Applicable Value (Optimax Market-Neutral)	Applicable Value (Optimax Plus)
Asset	The Asset Weight Constraint seeks to ensure that the	Minimum Asset Weight =	Minimum Asset
Weight	weight for each Constituent lies between the Minimum	-10%	Weight = -25%
Asset Weight and the Maximum Asset Weight.
		Maximum Asset Weight =	Maximum Asset
		10%	Weight = 25%

Sector	The Sector Weight Constraint seeks to ensure that the	Minimum Sector Weight
Weight	sum of the weights for the Constituents in each sector	= -20%
	lies between the Minimum Sector Weight and the		Not Applicable
	Maximum Sector Weight.	Maximum Sector Weight
= 20%

	The Net Weight Constraint seeks to ensure that the sum		Minimum Net Weight
	of the weights for all Constituents summed together are		= -100%
Net Weight	equal to zero, in the case of Optimax Market-Neutral, or	Net Weight equals zero.
is between the Minimum Net Weight and the Maximum
	Net Weight, in the case of Optimax Plus.		Maximum Net Weight
= 100%

The Gross Weight Constraint seeks to ensure that the
Gross	sum of the absolute values of the weights for all
Weight	Constituents summed together is no greater than the	Gross Cap = 100%	Gross Cap = 250%
Gross Cap.

The Short Term Volatility Constraint seeks to ensure
Short Term	that the short term historical volatility (as measured over
Volatility	the prior 63 Dealing Days) of the portfolio of the	Volatility Cap =5%	Volatility Cap =12%
Constituents is no greater than the Volatility Cap.

Long Term	The Long Term Volatility Constraint seeks to ensure
Volatility	that the long term historical volatility (as measured over
	the prior 252 Dealing Days) of the portfolio of the	Volatility Cap =5%	Volatility Cap =12%
Constituents is no greater than the Volatility Cap.

CONSTITUENTS

The Constituents in the Optimax Indices are eighteen (18) out of the twenty four (24) sub-indices composing the S&P GSCI™, as set forth in the table below. The S&P GSCI™ is a composite index that is broadly diversified across the spectrum of commodities, composed of single commodity sub-indices (each a “Sub-Index” and together “Sub-Indices”), representing an unleveraged, long-only investment in commodity futures. Each Sub-Index measures the performance of taking a long position in the nearest-dated futures contract for the relevant commodity and “rolling” the position into the second-nearest-dated futures contract (that is, closing out the position in the nearest-dated futures contract and opening a position in the second-nearest-dated futures contract). Thus, the returns of each Sub-Index are related both to the changes in the spot price of the relevant commodity (the “price return”) and to the difference in price between the nearest-dated and second-nearest-dated futures contract on dates when the positions are rolled for the relevant commodity (the “roll return” and together with the price return, the “excess return”).

The table below lists the Constituents of the Indices, as well as the sector of each Constituent:

Constituent	Sector	Bloomberg® ticker
WTI Crude Oil	Energy	SPGCCLP
Brent Crude Oil	Energy	SPGCBRP
Gasoline (RBOB)	Energy	SPGCHUP
Natural gas	Energy	SPGCNGP
Gas oil	Energy	SPGCGOP
Heating oil	Energy	SPGCHOP
Gold	Precious Metals	SPGCGCP
Silver	Precious Metals	SPGCSIP
Corn	Agriculture	SPGCCNP
Soybeans	Agriculture	SPGCSOP
Wheat	Agriculture	SPGCWHP
Coffee	Agriculture	SPGCKCP
Sugar	Agriculture	SPGCSBP
Lead	Industrial Metals	SPGCILP
Zinc	Industrial Metals	SPGCIZP
Nickel	Industrial Metals	SPGCIKP
Aluminum	Industrial Metals	SPGCIAP
Copper	Industrial Metals	SPGCICP

As of the date of this strategy guide, the Sub-Indices excluded from being Constituents in the Indices were Red Wheat, Cotton, Cocoa, Live Cattle, Feeder Cattle and Lean Hogs. As of November 25, 2008, these Sub-Indices constituted 7.75% of the dollar weight in the S&P GSCI™.

HYPOTHETICAL RETURNS

The following graph sets forth the hypothetical back-tested year-to-year performance for Optimax Market-Neutral Index and Optimax Plus Index, as compared to the S&P GSCI™ based on the hypothetical back-tested daily closing levels from January 1991 through November 2008. Optimax Market-Neutral Index and Optimax Plus Index were established on May 6, 2008.

The hypothetical back-tested and historical values of Optimax Market-Neutral Index and Optimax Plus Index should not be taken as an indication of future performance, and no assurance can be given as to the value of either Index on any future date. The data for the hypothetical back-tested performance of each Index set forth in the following graph was calculated on materially the same basis on which the performance of each Index is now calculated, but the number of S&P GSCI™ constituents, and thus the universe of potential constituents for the Indices, has changed over time. For example, in January 1991, there were only 17 S&P GSCI™ components. There are currently 24 S&P GSCI™ components, of which 18 are Constituents of the Indices.

Hypothetical daily performance data for Indices is net of a replication adjustment factor of 0.96% per annum.

DIVERSIFICATION

The JPMorgan Optimax Indices can provide diversification benefits to a portfolio that does not include commodities exposure, although these diversification benefits will differ from those that would be provided by obtaining exposure to the S&P GSCI™. For instance, as illustrated in the graph below, the Optimax Market-Neutral Index would have hypothetically had positive returns in three of the S&P 500® Index’s six worst-performing months since January 1991. Optimax Plus would have hypothetically produced positive returns in four out of those six months.

Source: JPMorgan. Hypothetical and historical performance of the Indices is net of strategy fees of 0.96% per annum. Please see “Important Information” at the front of this publication for discussion of certain limitations relating to historical back-testing. Past performance is not a guide to future results.

RISK FACTORS RELATING TO THE INDICES

The JPMorgan Optimax Indices are not representative of a pure commodities allocation and are not designed to replicate or track commodities markets, the S&P GSCI™ or any or all of the sub-indices of the S&P GSCI™.

     The JPMorgan Optimax Indices each seek to replicate a synthetic portfolio that references certain S&P GSCI™ sub-indices, but their performances will not reflect the underlying performance of the commodities markets as a whole. The Indices are designed to create the largest expected return, within the volatility constraints applicable to each Index, through synthetic investment in long and short positions. The S&P GSCI™, in contrast, seeks to allocate weights based on the relative importance of component commodities within the overall economy and assumes relatively constant exposure to specific commodity positions. The Indices are not designed to replicate or track commodities markets, the S&P GSCI™ or any or all of the sub-indices of the S&P GSCI™. For any given period, the commodities markets, the S&P GSCI™ or any or all of the sub-indices of the S&P GSCI™ may have positive or significantly positive performance, in absolute terms or relative to the S&P GSCI™ or any of its sub-indices. An increase in the value of commodities will not necessarily result in an increase in the values of the Indices.

The JPMorgan Optimax Indices lack operating history and may perform in unanticipated ways.

     The JPMorgan Optimax Indices were established on May 6, 2008 and therefore lack historical performance. In addition, the Index Rules were not formalized until June 27, 2008 and were amended on December 2, 2008. For the period from and including May 6, 2008 to, but excluding, June 27, 2008, the Indices were calculated using formulas that were substantially similar to the formulas set forth in the Index Rules. The amendments to the Index Rules adopted on December 2, 2008 had no impact on the calculation of the level of the JPMorgan Optimax Indices. The Optimax Calculation Agent has also retrospectively calculated the closing levels of the JPMorgan Optimax Indices prior to May 6, 2008 based on historical data. However, because the JPMorgan Optimax Indices did not exist before such date, all such retrospective closing levels are simulated and must be considered hypothetical and illustrative only. The simulated data was constructed using certain procedures that vary from the procedures used to calculate the JPMorgan Optimax Indices on a going forward basis, and on the basis of certain assumptions that may not hold during future periods. Although these procedures and assumptions are considered reasonable or necessary, the variations used in producing simulated historical data from those used to calculate the JPMorgan Optimax Indices going forward could produce variations in returns of indeterminate direction and magnitude.

The performance of Constituents in the JPMorgan Optimax Indices may offset each other.

     The JPMorgan Optimax Indices consist of 18 different Constituents, each of which will be assigned a weight based on the rebalancing algorithm. The algorithm under which the weights for the Constituents are established and rebalanced allows various Constituents to be weighted positively or negatively (i.e., a short position could be established for one or more Constituents) or accorded zero weight. For any period of time, gains attributable to long or short positions in particular Constituents could be reduced, offset or more than offset by losses attributable to the performance of other Constituents. Similarly, losses attributable to long or short positions in particular Constituents could be reduced, offset or more than offset by gains attributable to the performance of other Constituents.

     The weightings of the Constituents for any monthly period will be based on, among other things, the assumptions that covariance between pairs of Constituents for a prior period will continue for a future period and that past performance can be used as an indicator for future performance. The correlations between pairs of Constituents may change substantially and rapidly, and these changes could exacerbate losses or gains if weightings assume loss-making positions or gain-producing positions, respectively, in several Constituents at any one time. Additionally, past performance is not necessarily indicative of future performance, and a reversal in momentum may result in a loss in the price of the Constituent and a decline in the level of the Indices. The JPMorgan Optimax Indices are not designed to respond to rapid changes in correlation (or changes in correlation of limited duration) or momentum (or changes in momentum of limited duration). By design, the JPMorgan Optimax Indices respond gradually to trends that persist over a course of time.

If a negative weighting is assigned to a Constituent, signifying a short position relative to such Constituent, there is unlimited loss exposure to such Constituent and such exposure may result in a significant drop in the level of such Index.

     The Indices employ a technique generally known as a “long-short” strategy. This means the Indices may include a number of notional long positions and a number of notional short positions. Short positions in any investment carry the risk of unlimited loss exposure. If a negative weighting is assigned to a Constituent, a positive return on such Constituent will have a negative impact on the closing level of such Index. If a negatively weighted Constituent posts significant positive returns, it may have a large negative impact on the closing level of such Index. Since the Constituent weightings are scheduled to be rebalanced only once per month, there is a risk that a loss-causing negative weighting will remain in place for a significant period of time. In addition, due to the short positions, the level of the Indices could potentially fall to zero without the value of any of the Constituents falling to zero.

There are risks associated with the use of a momentum strategy.

     The Indices are constructed, in part, using a mathematical model intended to implement what is generally known as a momentum strategy, which generally seeks to capitalize on trends in the prices of assets. As such, the Indices assign weights to the Constituents in part based on the performance of the Constituents during the immediately preceding twelve months. However, there is no guarantee that trends existing in the preceding twelve months will continue in the future. In non-trending, sideways markets, momentum investment strategies are subject to “whipsaws.” A whipsaw occurs when the market reverses and does the opposite of what is indicated by the trend indicator, resulting in a trading loss during the particular period. Consequently, the Indices may perform poorly in non-trending, “choppy” markets characterized by short-term volatility.

The mathematical model used to rebalance the Indices does not consider the skew or kurtosis of the possible returns.

     On each monthly rebalancing date, the Indices are rebalanced according to a mathematical model designed to maximize their expected returns over the coming months, subject to the volatility caps and other constraints applicable to each Index. However, this model only takes into account the expected return of the Indices following the rebalancing, and does not consider the specific distribution of possible returns resulting from any rebalancing. Because it does not account for the “skew” of the distribution of possible returns (the extent to which the distributions of possible returns is asymmetric around the mean) and the level of kurtosis in the distribution of possible returns (the size of the "tails"), the rebalancing model may result in the Indices having many possible returns that are substantially above or substantially below the expected return. Moreover, the Indices may have higher probabilities of very high-returns or very low-returns than would be the case if the expected possible returns of the Indices were normally distributed around the mean (the expected return).

Commodity prices may change unpredictably, affecting the level of the Indices in unforeseeable ways.

     Trading in commodity futures contracts underlying the Constituents is speculative and can be extremely volatile. Market prices of the commodities on which such futures contracts are based may fluctuate rapidly based on numerous factors, including: changes in supply and demand relationships; weather; agriculture; trade; fiscal, monetary and exchange control programs; domestic and foreign political and economic events and policies; legal, regulatory and administrative rules (and proposed and actual changes to such rules) applicable to trading in commodity futures contracts; disease; technological developments and changes in interest rates. These factors may affect the level of the Constituents and, therefore, the level of the Indices in varying and unpredictable ways.

The Indices may not be successful, may not outperform any alternative strategy that might be employed with respect to the Constituents and may exceed their volatility caps.

     The Indices follow a proprietary strategy that operates on the basis on pre-determined rules. No assurance can be given that the investment strategy on which the Indices are based will be successful or that the Indices will outperform any alternative strategy that might be employed with respect to the Constituents. Furthermore, since the volatility caps applied on the rebalancing dates only serve to limit historical volatility of any specific weighting of Constituents, no assurance can be given that the volatility of the Optimax Market-Neutral Index will remain below its volatility cap of 5% or that the volatility of the Optimax Plus Index will remain below its volatility cap of 12%. The actual realized volatility of the Optimax Market-Neutral Index may be greater than 5% and the actual realized volatility of the Optimax Plus Index may be greater than 12%.

Higher or lower future prices of the commodity futures contracts underlying the Constituents, relative to their current prices, may affect the value of the Indices.

     The Constituents, which are 18 of the 24 sub-indices constituting the S&P GSCI™, are themselves composed of futures contracts on physical commodities. Unlike equities, which typically entitle the holder to a continuing stake in a corporation, commodity futures contracts normally specify a certain date for delivery of the underlying physical commodity. As the exchange-traded futures contracts that compose the Constituents approach expiration, they are replaced by contracts that have a later expiration. Thus, for example, a contract purchased and held in August may specify an October expiration. As time passes, the contract expiring in October is replaced by a contract for delivery in November. This process is referred to as “rolling.”

     If the market for these contracts is (putting aside other considerations) in “backwardation,” where the prices are lower in the distant delivery months than in the nearer delivery months, the sale of the October contract would take place at a price that is higher than the price of the November contract, thereby creating a positive “roll yield.” The presence of backwardation could adversely affect the value of the Constituents with a short weighting at the time and thus the level of the Indices. While many of the contracts included in the Constituents have historically exhibited consistent periods of backwardation, backwardation will most likely not exist at all times. The presence of “contango” in the commodity markets, where the prices are higher in the distant delivery months than in the nearer delivery months, could result in negative “roll yields,” which could adversely affect the value of the Constituents with a long weighting at that time and thus the level of the Indices.

Some of the Constituents of the Indices will be subject to pronounced risks of pricing volatility.

     As a general matter, the risk of volatile pricing or low liquidity around the maturity date of a commodity futures contract is greater than in the case of other futures contracts because (among other factors) a number of market participants take physical delivery of the underlying commodities. Many commodities, like those in the energy and industrial metals sectors, have liquid futures contracts that expire every month. Therefore, these contracts are rolled forward every month. Contracts based on certain other commodities, most notably agricultural products, tend to have only a few contract months each year that trade with substantial liquidity. Thus, these commodities, with related futures contracts that expire infrequently, roll forward less frequently than every month, and can have further pronounced pricing volatility during extended periods of low liquidity. With respect to Constituents in the energy sector, it should be noted that due to the significant level of its continuous consumption, limited reserves, and oil cartel controls, energy commodities are subject to rapid price increases in the event of perceived or actual shortages.

The sum of the weights for the Constituents of the Optimax Market-Neutral Index may not be equal to zero at all times.

     The Optimax Market-Neutral Index is referred to as “Market Neutral” because the sum of the weights of all Constituents immediately after rebalancing is zero. However, because the dollar weights of the Constituents may fluctuate in between rebalancing dates, the net weight of the portfolio of Constituents that comprise the Optimax Market-Neutral Index may not always sum to zero and the Optimax Market-Neutral Index may have net long or short exposure in between rebalancing dates.

The Optimax Plus Index may be subject to increased volatility, compared to the Optimax Market-Neutral Index, due to the use of leverage, due to the higher volatility caps and due to the non-application of the sector weight constraint.

     The absolute sum of the positive and negative weights for all Constituents of the Optimax Plus Index may be as great as 250% (under the gross weight constraint) and, consequently, the Optimax Plus Index may include the use of leverage. Where the synthetic portfolio is leveraged, any price movements in the commodity contracts replicating the Constituents may result in greater changes in the level of the Optimax Plus Index than if leverage was not used. In addition, the short-term and long-term historical volatility caps applicable to the Optimax Plus Index are higher than those applicable to the Optimax Market-Neutral Index, which means that it is likely that there will be more volatility in the future performance of the Optimax Plus Index, as compared to the Optimax Market-Neutral Index. Finally, unlike the Optimax Market-Neutral Index, the Optimax Plus Index does not include any constraint relating to sector diversification, even though diversification among sectors of commodities may reduce the volatility of a portfolio, since some sectors are groupings of Constituents with a similar nature or use, such as industrial metals or energy.

Suspension or disruptions of market trading in the commodity and related futures markets may affect the level of one or more of the Constituents and thus may adversely affect the level of the Indices.

     The commodity markets are subject to temporary distortions or other disruptions due to various factors, including the lack of liquidity in the markets, the participation of speculators and government regulation and intervention. In addition, U.S. futures exchanges and some foreign exchanges have regulations that limit the amount of fluctuation in futures contract prices that may occur during a single business day. These limits are generally referred to as “daily price fluctuation limits” and the maximum or minimum price of a contract on any given day as a result of these limits is referred to as a “limit price.” Once the limit price has been reached in a particular contract, no trades may be made at a price higher than the maximum price or lower than the minimum price. Limit prices may have the effect of precluding trading in a particular contract or forcing the liquidation of contracts at disadvantageous times or prices. These circumstances could affect the level of the Constituents, which in turn may adversely affect the level of the Indices.

The commodity futures contracts underlying the Constituents of the Indices are subject to legal and regulatory regimes and changes to such regimes may have an adverse effect on the level of the Indices.

     The commodity futures contracts that underlie the Constituents of the Indices are subject to legal and regulatory regimes in the United States and, in some cases, in other countries that may change in ways that could negatively affect the levels of the Indices. For example, the United States House of Representatives and the United States Senate have considered legislation intended to decrease speculation and increase transparency in the commodities markets. If enacted such legislation may, among other things, require the United States Commodity Futures Trading Commission (the “CFTC”) to adopt rules establishing position limits on positions in commodity futures contracts (or eliminating or modifying exemptions from already-existing position limits), impose higher margins on traders in commodity futures contracts or compel additional disclosure requirements on traders. Future legislation could also comprehensively overhaul the existing regulatory regime, for example by merging the CFTC with the Securities and Exchange Commission. The likelihood of such legal and regulatory changes may have also increased as a result of recent turmoil in the financial markets and political and personnel changes following the 2008 national elections. Changes to the legal or regulatory regimes applicable to the commodity futures contracts that underlie the Constituents of the Indices may result in the Optimax Calculation Agent exercising its discretionary right under the Index Rules to remove and/or replace Constituents of the Indices, which may, in turn, have a negative effect on the level of the Indices. The removal or replacement of Constituents described above could affect the diversification amongst the Constituents or the volatility of the Indices notwithstanding the normal diversification and volatility constraints imposed on the Indices by the Index Rules. In addition, changes to the legal or regulatory regimes applicable to the commodity futures contracts that underlie the Constituents of the Indices may also result in modifications to the Index Rules, which may, in turn, have a negative effect on the level of the Indices.

The reported level of the Indices will include the deduction of a hypothetical replication adjustment factor.

     One way in which the Indices differ from a typical index is that their daily reported levels include a deduction of a hypothetical replication adjustment factor, a fee assessed at an annual rate of 0.96% of the aggregate values of its Constituents. This hypothetical fee is deducted daily and calculated based on an actual/360 accrual basis. As a result of the deduction of this amount, the value of an investment linked to the level of the Indices will trail the value of a hypothetical identically constituted synthetic portfolio from which no such amount is deducted.

The Constituents of the Indices are “excess return” indices.

     In general, returns from investing in futures contracts are derived from three sources: (1) changes in the price of such futures contracts (known as the “price return”), (2) profit or loss realized when rolling from a futures contract with one expiry date to another futures contract with a different, generally later, expiry date (known as the “roll return”) and (3) interest earned on the cash (or other) collateral deposited in connection with the purchase of such a futures contract (known as the “collateral return”). The Constituents of the Indices generate “excess returns,” meaning the sum of the price return and the roll return with respect to the futures contracts underlying the Constituents. As a result, an investment in an instrument linked to the Indices will not generate the same returns that would be obtained from investing directly in the futures contracts underlying the Constituents because the collateral return is not used in calculating an “excess return” index.

Certain calculations and determinations will be made in the sole discretion of the Optimax Calculation Agent.

     JPMorgan and its affiliates play a variety of roles in connection with the JPMorgan Optimax Indices, and J.P. Morgan Securities Ltd., one of its affiliates, will act as the Optimax Calculation Agent. The Optimax Calculation Agent has responsibility for calculating and publishing the closing levels of the Indices. It is entitled to exercise discretion in relation to Indices, including but not limited to, the determination of the values to be used in the event of market disruptions that affect its ability to calculate and publish the closing levels of the Indices, its ability to substitute or exclude Constituents and the interpretation of the rules for valuing the Indices. Although the Optimax Calculation Agent will make all determinations and take all action in relation to the Indices acting in good faith, it should be noted that such discretion could have an impact, positive or negative, on the levels of the Indices. The Optimax Calculation Agent is under no obligation to consider your interests in taking any actions that might affect the Indices.